SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 12 January 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland
Extraordinary General Court
12 January 2010
Chairman's Commentary

We have a quorum, so I will commence this Extraordinary General Meeting.

I will start with a short presentation explaining why the Board is recommending the resolutions. We will then answer any questions you may have about them before moving on to the voting.

Before turning to the business of our Meeting today, I want to acknowledge and thank you our shareholders for your continued support.  Bank of Ireland sincerely appreciates this support and also the support of the Irish Government and taxpayer in stabilising the financial sector in Ireland throughout this turbulent period. We are acutely aware of the depth of public feeling about the banks at this time. We are working hard to learn the lessons from the past and to rebuild damaged relationships with all of our stakeholders. We know we have much to do to repair these relationships, but we are determined to do so.

Turning now to the business of today's meeting.

At our meeting today we have four Resolutions to consider.

The first concerns our application to become a Participating Institution in the National Asset Management Agency - the Government sponsored initiative to address the property related issues facing the banking sector in Ireland today.

And Resolutions 2, 3 and 4 which concern the way we manage our business affairs at our Annual and Extraordinary General Meetings and the desire to bring ourselves more in line with other companies in Ireland and the UK and to reflect the recent EU Shareholders Rights Directive.

Over the next few slides I will take you through in more detail the background to each of these Resolutions and why your Board believes it to be in the best interests of our shareholders to vote in favour of each.

Turning to our first Resolution - by way of background - the Minister for Finance established NAMA - the National Asset Management Agency - with the objective of strengthening the Irish financial sector. The intention is that NAMA will acquire specific property related loans from participating institutions and in return provide payment by means of Government Guaranteed Bonds and Subordinated Debt securities. The amount that NAMA will pay for these loans will be determined by a combination of their current market value and their long term economic value. The loans will be transferred on a phased basis and this process, which is due to commence by mid February, is targeted to conclude by the middle of the year.

The establishment of NAMA will provide a number of benefits to the Irish banking system:

  Firstly, it will restore confidence

  It will also reduce the loans on banks' balance sheets, reducing risk-weighted assets

  And it will improve the liquidity and funding positions of the banks, facilitating the ability of the banks to support the Irish economy on its road to recovery

Importantly, the Government has confirmed that NAMA is the only scheme that it will support to address the issues currently facing the Irish banks.

Turning then to Bank of Ireland - should our shareholders vote in favour of our participation - the Group must apply to NAMA by 19 February 2010 to become a Participating Institution.

In this event - our participation in NAMA will have a number of impacts on Bank of Ireland.

Based on the Minister for Finance's statements made in this regard, Bank of Ireland will transfer up to €16 billion of property related loans to NAMA - this represents up to €10 billion of landbank and development loans and up to €6 billion of associated loans with almost 50% of these total loans outside Ireland.

The precise quantum of loans that will transfer and the terms and consideration of their transfer will be determined only at transfer on a loan by loan basis - therefore there is some uncertainty in this process.

Based on preliminary analysis that we have undertaken on a sample of loans representing approximately 20% of the proposed pool and interactions with NAMA and the Department of Finance - we believe that the discount to book value that we will receive in payment for these loans by NAMA should not be greater than €4.8 billion - representing a 30% discount on the Minister's estimate of €16bn total book value of loans to be transferred.

Based on €16 billion total book value of loans to be transferred our participation in NAMA will have these financial impacts on the group on a pro-forma basis at 30 September 2009:

  It will reduce our customer loans by up to €14.6 billion - which represents up to €16 billion of customer loans less impairment provisions that we have already taken against these loans.

  It will reduce our risk-weighted assets by up to €15.2 billion

  And on that basis, our capital ratios will also reduce to 4.2%, 8.3%, 9.5% and 13.2% for equity tier 1, core tier 1, total tier 1 and total capital respectively.

There are significant benefits to Bank of Ireland arising from our participation in NAMA.

Firstly, the removal of those property related loans from our balance sheet which are giving rise to the greatest level of concern in the market will bring greater certainty to our remaining loan portfolio and reduce the residual risk of future impairments against those loans transferring to NAMA.

Secondly, we will no longer have to hold capital against those particular loans.

Thirdly, this further progresses our objective of de-leveraging our balance sheet, thereby enhancing our liquidity and funding position.

Finally, it improves our prospects of raising capital in the future, should the Board deem it appropriate to do so.

And in looking to the future - your Board has confidence in the future prospects for the Bank of Ireland Group. While our operating environment remains challenging - we have fundamentally good businesses with resilient business models - and our priorities remain:

  To support our customers through this extended period of challenge and uncertainty
  To continue to effectively fund our balance sheet and achieve more conservative balance sheet metrics including improving our loan to deposit ratio and extending the maturity of our wholesale funding
  To actively manage our credit risk; and to
  Rigorously manage our costs

We have made significant progress on each of these priorities and we remain committed to further progress.

Regarding capital, there has been much comment, speculating that Bank of Ireland will raise equity capital in the near future. While our regulatory capital position remains robust, we recognise that market expectations in relation to capital levels have moved on. It is our intention to address this issue, particularly after we have further certainty on the outcome of discussions with the EU regarding our restructuring plan and the impact of NAMA. There is a range of internal and external options open to the Bank to enhance its capital position and we are actively exploring these, with a view to identifying the best combination that will optimise the position of existing stockholders.

Through all the above actions we are committed to rebuilding shareholder value and returning to dividend payments over time.

Turning now to Resolutions 2 to 4 - these Resolutions are unrelated to NAMA and they are inter-conditional.

The objective of these resolutions is to bring Bank of Ireland's procedures for dealing with General Meetings into line with modern practice, other listed companies in Ireland and the UK, and to reflect changes arising from the Shareholders Rights Directive which was implemented in August 2009.

Taking each Resolution in turn:

Resolution 2 - proposes changes to our bye-laws to allow matters at shareholders' meetings to be dealt with by ordinary Resolution rather than by special Resolution

Resolution 3 - proposes changes to our bye-laws to provide for the calling of an EGM for ordinary resolutions on 14 days notice rather than the current requirement of 21 days. This shorter timeframe provides a greater level of flexibility for the Group which is important in this current uncertain environment.

In the event that Resolution 3 is passed, Resolution 4 seeks shareholder approval to enable the Board to convene such an EGM with 14 days notice. This approval will be valid until the next Annual General Meeting, when it is envisaged that a similar Resolution will be proposed.

In conclusion, the Board is recommending that shareholders vote in favour of each of the Resolutions.

  The Board considers that participation in NAMA is fair and reasonable and is in the best interests of our shareholders.

  The Board believes that Resolutions 2, 3 and 4 align us more with modern practice and are therefore also in the best interests of our shareholders.

  The Board therefore recommends that shareholders vote in favour of all Resolutions

Ends.

FORWARD LOOKING STATEMENT

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, projected impairment losses, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the performance and volatility of international capital markets, the expected level of credit defaults, the impact of the National Asset Management Agency, the outcome from the review by the European Commission under EU state aid rules of the plan submitted by the Group, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues, and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

For further information please contact:

Geraldine Deighan	Dan Loughrey
Head of Group Investor Relations	Head of Group Corporate Communications
Tel: +353 1 604 3501	Tel: +353 1 604 3833

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 12 January 2010